news release

ARCELORMITTAL REPORTS THIRD QUARTER 2012 AND NINE MONTHS 2012 RESULTS

Luxembourg, October 31, 2012 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three and nine- month periods ended September 30, 2012.

Highlights:
●	Health and safety performance: LTIF rate2 of 1.0x in 3Q 2012 as compared to 0.8x in 2Q 2012 and 1.5x in 3Q 2011
●
EBITDA3 of $1.3 billion in 3Q 2012 (including negative $0.1 billion from employee benefit charges4) as compared to $2.4 billion in 2Q 2012 (which included positive $0.3 billion of gains on subsidiary divestments5)

●	Steel shipments of 19.9 Mt in 3Q 2012, a decrease of 8.3% as compared to 2Q 2012 and 5.7% below 3Q 2011
●	14.3Mt iron ore produced in 3Q 2012, up +1.3% YoY; 7.1Mt shipped and reported at market price6, up +6.7% YoY
●
Net debt7 increased by $1.2 billion during 3Q 2012 to $23.2 billion, driven by negative operating cash flow (including a $0.3 billion investment in working capital) and negative foreign exchange impacts partially offset by proceeds from asset disposal and an issuance of perpetual securities

●	Liquidity19 of $13.4 billion at end 3Q 2012, with an average debt maturity of 6.2 years
●	Asset optimization plan progressing: Closure of liquid phase at Liege, Belgium8 agreed; announced intention to launch a project to permanently close the liquid phase of Florange in France
●	Management gains plan completed with $4.8 billion savings achieved ahead of schedule

Outlook and guidance:
●
The Q3 2012 fall in the iron ore price9 and the weaker global economic backdrop adversely impacted steel prices and steel volumes as well as the profitability of our mining operations, affecting our previous expectations for group profitability in 2H 2012

●	The Company now expects to achieve FY 2012 EBITDA of approximately $7 billion
●	Iron ore shipments remain on track to increase by approximately 10% in FY 2012 compared to FY 2011
●
Excluding any proceeds from future asset sales, net debt is expected to be approximately $22 billion by year end; deleveraging is a priority as the Company continues to target an investment grade credit rating

●
Considering the challenging global economic conditions, and the Company’s priority to deleverage, ArcelorMittal’s Board of Directors proposes reducing the annual dividend payment to $0.20/share10 from 2013 (from $0.75/share in 2012)

●	2012 capex is expected to be approximately $4.5 billion; ArcelorMittal Mines Canada expansion to 24mtpa11 on track for ramp up during 1H 2013

Financial highlights (on the basis of IFRS1, amounts in USD):
(USDm) unless otherwise shown	3Q 12	2Q 12	3Q 11	9M 12	9M 11
Sales	$19,723	$22,478	$24,214	$64,904	$71,524
EBITDA	1,336	2,449	2,408	5,757	8,403
Operating income / (loss)	(49)	1,101	1,168	1,715	4,851
Income from discontinued operations	-	-	-	-	461
Net income / (loss)	(709)	959	659	261	3,263
Basic earnings / (loss) per share (USD)	(0.46)	0.62	0.43	0.17	2.11

Continuing operations
Own iron ore production (Mt)	14.3	14.4	14.1	41.9	39.0
Iron ore shipments at market price (Mt)	7.1	8.2	6.7	22.1	19.6
Crude steel production (Mt)	21.9	22.8	22.4	67.4	70.2
Steel shipments (Mt)	19.9	21.7	21.1	63.8	65.2
EBITDA/tonne (USD/t)12	67	113	114	90	129

Mr. Lakshmi N. Mittal, Chairman and CEO of ArcelorMittal, commented:
The already fragile global economy was further impacted in the third quarter of 2012 by the slowdown in China. This resulted in very challenging operating conditions for ArcelorMittal, which are expected to continue in the fourth quarter.  Against this backdrop, the Company is focussed on delivering its plan of asset optimization, net debt reduction and productivity and efficiency improvements.

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

ARCELORMITTAL THIRD QUARTER 2012 RESULTS

ArcelorMittal, the world’s leading integrated steel and mining company, today announces results for the three month and nine month periods ended September 30, 2012.

Corporate responsibility and safety performance
Health and safety - Own personnel and contractors lost time injury frequency rate2

Health and safety performance, based on own personnel figures and contractors lost time injury frequency rate, increased to 1.0x in third quarter of 2012 (“3Q 2012”) as compared to 0.8x for the second quarter of 2012 (“2Q 2012”) and significantly decreased as compared to 1.5x for the third quarter of 2011 (“3Q 2011”).

The lost time injury frequency rate of 1.0x in first nine months of 2012 (“9M 2012”) compares to 1.5x for the first nine months of 2011 (“9M 2011”), with significant improvements across all segments, especially in the Mining, Flat Carbon Americas, Long Carbon Americas and Europe and Distribution Solutions segments.

Despite this encouraging performance in lost time injury frequency rate, there is still more work to be done. In particular we have to focus on improving the safety performance of the contractors who work at our sites.

Own personnel and contractors - Frequency Rate
Lost time injury frequency rate	3Q 12	2Q 12	3Q 11	9M 12	9M 11
Total Mines	0.7	0.5	1.2	0.8	1.3

Lost time injury frequency rate	3Q 12	2Q 12	3Q 11	9M 12	9M 11
Flat Carbon Americas	0.9	1.1	1.7	1.0	1.9
Flat Carbon Europe	1.4	1.2	1.6	1.4	1.7
Long Carbon Americas and Europe	1.2	0.9	1.7	1.0	1.5
Asia Africa and CIS	0.5	0.3	0.9	0.5	0.7
Distribution Solutions	1.2	1.2	4.4	1.5	3.7
Total Steel	1.0	0.9	1.6	1.0	1.5

Lost time injury frequency rate	3Q 12	2Q 12	3Q 11	9M 12	9M 11
Total (Steel and Mines)	1.0	0.8	1.5	1.0	1.5

Key corporate responsibility highlights for 3Q 2012

•
ArcelorMittal leads the steel sector in the 2012 Dow Jones Sustainability Index (DJSI). The improved score resulted from improvements in disclosure, human rights, and the Company's responsible sourcing program.

•
ArcelorMittal Hamburg has been recognized as the flagship project for the city of Hamburg’s European Green Capital 2011. This accolade builds on ArcelorMittal Hamburg’s recent ISO50001 certification for energy management. Approximately 60,000 tonnes of CO2 have already been saved through energy efficiency improvements at this plant since 2007.

•
ArcelorMittal in Kazakhstan is pioneering the reuse of coal-bed mine waste methane gas for power generation. In addition to removing potentially dangerous methane from the coal mine, the project inaugurated in July 2012 is expected to generate an annual 1.4MW of electricity that will meet ~20% of the mine’s power needs and reduce CO2 emissions significantly.

Analysis of results for the nine months ended September 30, 2012 versus results for the nine months ended September 30, 2011

ArcelorMittal’s net income for 9M 2012 was $0.3 billion, or $0.17 per share, as compared to net income for 9M 2011 of $3.3 billion, or $2.11 per share.

Total steel shipments for 9M 2012 were lower at 63.8 million metric tonnes as compared with 65.2 million metric tonnes for 9M 2011.

Sales for 9M 2012 decreased by 9.3% to $64.9 billion as compared with $71.5 billion for 9M 2011 primarily due to lower average steel selling prices (-8.1%) and lower steel shipments (-2.2%).

Depreciation of $3.4 billion for 9M 2012 was comparable with 9M 2011.

Impairment charges for 9M 2012 totaled $199 million, primarily related to the intention to launch a project to permanently close the liquid phase at the Florange site in France ($130 million); and the extended idling of the electric arc furnace and continuous caster at the Schifflange site in Luxembourg.  Impairment expenses for 9M 2011 were $103 million relating to a rolling facility in the Long Carbon Americas segment as well as costs associated with the decision to close two blast furnaces, sinter plant, steel shop and continuous casters at Liege, Belgium.

Restructuring charges for 9M 2012 totaled $395 million and consisted largely of costs associated with the implementation of the Asset Optimization Plan primarily impacting Flat Carbon Europe and Long Carbon Europe operations.

Operating income for 9M 2012 was $1.7 billion, compared with operating income of $4.9 billion for 9M 2011. Operating result for 9M 2012 was positively impacted by changes to the employee benefit plans at ArcelorMittal Dofasco13 which led to curtailment gains of $241 million, the Skyline Steel divestment5 which led to a gain of $339 million partially offset by $72 million charges related to one-time signing bonus and post retirement benefit costs following entry into the new US labor contract. Operating result for 9M 2012 was also positively impacted by $426 million of dynamic delta hedge (“DDH”) income (unwinding of hedges on raw material purchases) recognized during the period. Operating result for 9M 2011 was positively impacted by $437 million DDH income and a non-cash gain of $336 million relating to the reversal of provisions for inventory write-downs and litigation.

Income from equity method investments and other income in 9M 2012 was $52 million as compared to $443 million in 9M 2011. Income from equity method investments and other income was lower in 9M 2012 on account of losses from Chinese investees and the impact of disposals (Erdemir14, Enovos15 and Macarthur Coal). Income for 9M 2011 included an impairment loss of $119 million as a result of the Company’s withdrawal from the joint venture with Peabody Energy to acquire ownership of Macarthur Coal.

Net interest expense (including interest expense and interest income) for 9M 2012 at $1.4 billion was comparable to 9M 2011 level.

Due to exchange rate effects, foreign exchange and other net financing costs16 were $497 million for 9M 2012 as compared to costs of $1.0 billion for 9M 2011.

ArcelorMittal recorded an income tax benefit of $366 million for 9M 2012, as compared to an income tax expense of $49 million for 9M 2011.

Loss attributable to non-controlling interests for 9M 2012 was $21 million as compared with gain attributable to non-controlling interests for 9M 2011 of $21 million.

Discontinued operations for 9M 2012 was nil as compared to a gain of $461 million for 9M 2011, which included $42 million of the post-tax net results contributed by the stainless steel operations prior to the spin-off on January 25, 2011, and a $419 million one-time non-cash gain from the recognition through the income statement of gains/losses relating to the demerged assets previously held in equity.

Analysis of results for 3Q 2012 versus 2Q 2012 and 3Q 2011

ArcelorMittal recorded a net loss for 3Q 2012 of $0.7 billion, or $0.46 loss per share, as compared with net income of $1.0 billion, or $0.62 per share, for 2Q 2012, and net income of $0.7 billion, or $0.43 per share, for 3Q 2011.

Total steel shipments for 3Q 2012 were 19.9 million metric tonnes as compared with 21.7 million metric tonnes for 2Q 2012 and 21.1 million metric tonnes for 3Q 2011.

Sales for 3Q 2012 decreased by 12.3% to $19.7 billion as compared with $22.5 billion for 2Q 2012, and were down 18.5% as compared with $24.2 billion for 3Q 2011.  Sales were lower during 3Q 2012 as compared to 2Q 2012 primarily due to lower steel shipment volumes (-8.3%), and lower average steel selling prices (-3.4%).

Depreciation amounted to $1.2 billion for 3Q 2012, comparable to 2Q 2012 and 3Q 2011.

Impairment charges for 3Q 2012 totaled $130 million, primarily related to the intention to launch a project to permanently close the liquid phase at the Florange site in France. Impairment charges for 2Q 2012 were nil. Impairment charges for the 3Q 2011 was $85 million relating to costs associated with the decision to close 2 blast furnaces, sinter plant, steel shop and continuous casters in Liege, Belgium.

Restructuring charges for 3Q 2012 and 2Q 2012 totaled $98 million and $190 million, respectively,  and consisted primarily of costs associated with the decision to close two blast furnaces, sinter plant, steel shop and continuous casters in Liege, Belgium. There were no such restructuring charges in 3Q 2011.

Operating loss for 3Q 2012 was $49 million, as compared with operating income of $1.1 billion for 2Q 2012 and operating income of $1.2 billion for 3Q 2011. Operating result for 3Q 2012 was negatively impacted by $72 million related to one-time signing bonus and post retirement benefit costs following entry into the new US labor contract. Operating result for 2Q 2012 was positively impacted by a $339 million gain from the Skyline Steel divestment5.

Operating result for 3Q 2012 and 2Q 2012 was positively impacted by $131 million and $136 million, respectively, of DDH income recognised during the quarter. Operating result for 3Q 2011 included a non-cash gain of $129 million relating to DDH income.

Loss from equity method investments and other income in 3Q 2012 was $55 million, as compared to an income of $121 million in 2Q 2012 on account of lower income from Chinese investees and lower dividend income. Income from equity method investments and other income in 3Q 2011 was $6 million.

Net interest expense (including interest expense and interest income) was higher at $479 million for 3Q 2012 as compared to $456 million for 2Q 2012 and $477 million for 3Q 2011. Net interest expense increased in 3Q 2012 compared to 2Q 2012 primarily on account of increased interest triggered by the Company’s recent downgrade by Standard & Poor’s.

Due to exchange rate effects, foreign exchange and other net financing losses were $103 million for 3Q 2012 as compared to losses of $32 million for 2Q 2012 and gains of $85 million for 3Q 2011.

ArcelorMittal recorded an income tax expense of $43 million for 3Q 2012, as compared to an income tax benefit of $219 million for 2Q 2012 and an income tax expense of $154 million in 3Q 2011.

Loss attributable to non-controlling interests for 3Q 2012 was $20 million as compared with a loss of $6 million for 2Q 2012 and a loss of $31 million for 3Q 2011.

Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed Projects in Most Recent Quarters

Segment	Site	Project	Capacity / particulars	Actual Completion
Mining	Liberia mines	Greenfield Liberia	Iron ore production of 4mt / year (Phase 1)	3Q 11(a)

Ongoing (b) Projects

Segment	Site	Project	Capacity / particulars	Forecasted Completion
Mining	Andrade Mines (Brazil)	Andrade expansion	Increase iron ore production to 3.5mt / year	4Q 2012
Mining	ArcelorMittal Mines Canada	Replacement of spirals for enrichment	Increase iron ore production by 0.8mt / year	1H 2013
Mining	ArcelorMittal Mines Canada	Expansion project	Increase concentrator capacity by 8mt/year (16 to 24mt / year)	1H 2013
FCA	ArcelorMittal Dofasco (Canada)	Optimization of galvanizing and galvalume operations	Optimize cost and increase galvalume production by 0.1mt / year	On hold
FCA	ArcelorMittal Vega Do Sul (Brazil)	Expansion project	Increase HDG capacity by 0.6mt / year and CR capacity by 0.7mt / year	On hold
LCA	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.15mt / year	On hold

a)
Iron ore mining production commenced in 2011 with 1 million tonnes produced.  The targeted iron ore production in 2012 is 4 million tonnes.  As previously announced, the Company is considering a Phase 2 expansion that would lead to annual production of 15 million tonnes by 2015.  This would require substantial investment in a concentrator, the approval process of which remains in the final stages.

b)	Ongoing projects refer to projects for which construction has begun (excluding various projects that are under development), or have been placed on hold pending improved operating conditions.

Analysis of segment operations

Flat Carbon Americas

(USDm) unless otherwise shown	3Q 12	2Q 12	3Q 11	9M 12	9M 11
Sales	$4,840	$5,359	$5,499	$15,469	$16,005
EBITDA	236	474	420	1,342	1,872
Operating income	3	245	193	655	1,197

Crude steel production (Mt)	5,726	6,014	5,866	17,989	18,206
Steel shipments (Mt)	5,351	5,735	5,708	16,758	16,791
Average steel selling price (US$/t)	850	881	910	873	900
EBITDA/tonne (US$/t)	44	83	74	80	111
Operating income /tonne (US$/t)	1	43	34	39	71

Flat Carbon Americas crude steel production decreased by 4.8% to 5.7 million tonnes for 3Q 2012, as compared to 6.0 million tonnes for 2Q 2012, driven primarily by lower production in North America and in South America following blast furnace #1 maintenance work in Tubarao, Brazil.

Steel shipments for 3Q 2012 were 5.4 million tonnes, 6.7% lower than 2Q 2012, primarily driven by lower slab availability in Brazil following blast furnace #1 maintenance as stated above.

Sales in the Flat Carbon Americas segment were $4.8 billion for 3Q 2012, a decrease of 9.7% as compared to $5.4 billion for 2Q 2012. Sales were impacted by lower steel selling prices in North America, weakening slab pricing and lower dollar prices in South America due to depreciation of Brazilian Real.

EBITDA in 3Q 2012 decreased by 50.2% to $236 million as compared to $474 million in 2Q 2012. Lower profitability was primarily driven by North American operations due to lower selling prices and one time labor cost ($72 million impact related to one-time signing bonus and post retirement benefit costs following entry into the new US labor contract) combined with lower steel shipment volume.

Flat Carbon Europe

(USDm) unless otherwise shown	3Q 12	2Q 12	3Q 11	9M 12	9M 11
Sales	$6,108	$7,223	$7,696	$21,050	$24,059
EBITDA	191	381	367	702	1,474
Operating income / (loss)	(385)	(154)	(106)	(823)	245

Crude steel production (Mt)	6,718	7,143	7,390	21,043	22,891
Steel shipments (Mt)	5,837	6,771	6,385	20,069	20,935
Average steel selling price (US$/t)	856	884	1,021	867	990
EBITDA/tonne (US$/t)	33	56	57	35	70
Operating income (loss) /tonne (US$/t)	(66)	(23)	(17)	(41)	12

Flat Carbon Europe crude steel production decreased by 5.9% to 6.7 million tonnes in 3Q 2012 as compared to 2Q 2012 reflecting weaker market sentiment and seasonal demand patterns.

Steel shipments for 3Q 2012 were 5.8 million tonnes, a decrease of 13.8% as compared to 6.8 million tonnes for 2Q 2012. Steel shipments decreased in the third quarter of 2012 due to significantly weaker market demand and seasonal slowdown.

Sales in the Flat Carbon Europe segment were $6.1 billion for 3Q 2012, a decrease of 15.4% as compared to $7.2 billion for 2Q 2012. Sales decreased primarily due to lower steel shipment volumes and lower average steel selling prices (-3.2%).

EBITDA for 3Q 2012 was $191 million as compared to $381 million for 2Q 2012. Lower profitability was primarily driven by lower steel shipment volumes as the effects of lower average steel selling prices was offset in part by lower costs.  EBITDA for 3Q 2012 includes $131 million of DDH income recognized during the quarter as compared to $136 million DDH income for 2Q 2012.

Operating result in 3Q 2012 included impairment expenses of $130 million relating to the intention to launch a project to permanently close the liquid phase at the Florange site in France and restructuring costs totalling $90 million associated primarily with the decision to close two blast furnaces, sinter plant, steel shop and continuous casters in Liege, Belgium. Operating result in 2Q 2012 was negatively impacted by restructuring costs totaling $176 million associated with such decision with respect to Liege.

Long Carbon Americas and Europe

(USDm) unless otherwise shown	3Q 12	2Q 12	3Q 11	9M 12	9M 11
Sales	$5,189	$5,698	$6,676	$16,650	$19,229
EBITDA	330	564	438	1,331	1,528
Operating income	103	333	185	546	753

Crude steel production (Mt)	5,713	5,885	5,611	17,383	18,084
Steel shipments (Mt)	5,508	5,839	5,984	17,085	18,023
Average steel selling price (US$/t)	861	885	967	886	948
EBITDA/tonne (US$/t)	60	97	73	78	85
Operating income /tonne (US$/t)	19	57	31	32	42

Long Carbon Americas and Europe crude steel production amounted to 5.7 million tonnes for 3Q 2012, a decrease of 2.9% as compared to 5.9 million tonnes for 2Q 2012. Production was lower in Europe primarily due to weak market sentiment and seasonal effects.

Steel shipments for 3Q 2012 were 5.5 million tonnes, a decrease of 5.7% as compared to 5.8 million tonnes for 2Q 2012, particularly due to seasonal slowdown in Europe and weaker demand in North America.

Sales in the Long Carbon Americas and Europe segment were lower at $5.2 billion for 3Q 2012, as compared to $5.7 billion for 2Q 2012. Sales were impacted by a decrease in steel shipment volumes and by lower average steel selling prices (-2.7%).

EBITDA for 3Q 2012 was $330 million, a 41.5% decrease as compared to $564 million for 2Q 2012. Lower profitability was primarily driven by reduced steel shipment volumes and average steel selling prices particularly in the European operations due to weak market sentiment and seasonal slowdown as well as a reduction of shipment volumes in the Tubular business.

Asia Africa and CIS (“AACIS”)

(USDm) unless otherwise shown	3Q 12	2Q 12	3Q 11	9M 12	9M 11
Sales	$2,457	$2,677	$2,619	$7,921	$8,046
EBITDA	70	120	284	350	1,000
Operating income / (loss)	(86)	(38)	162	(122)	628

Crude steel production (Mt)	3,721	3,691	3,493	11,027	11,029
Steel shipments (Mt)	3,178	3,321	3,005	9,852	9,451
Average steel selling price (US$/t)	658	687	771	684	743
EBITDA/tonne (US$/t)	22	36	95	36	106
Operating income (loss) /tonne (US$/t)	(27)	(11)	54	(12)	66

AACIS segment crude steel production was 3.7 million tonnes for 3Q 2012, essentially flat compared to 2Q 2012.

Steel shipments for 3Q 2012 amounted to 3.2 million tonnes, down 4.3% as compared to 3.3 million tonnes for 2Q 2012. Steel shipment volumes declined in Kazakhstan and in South Africa due to weak market demand, offset by improved steel volumes in the Ukrainian operations.

Sales in the AACIS segment were $2.5 billion for 3Q 2012, a decrease of 8.2% as compared to $2.7 billion for 2Q 2012, primarily due to lower steel shipments and average steel selling prices (-4.2%).

EBITDA for 3Q 2012 was $70 million, 41.7% lower as compared to $120 million for 2Q 2012. Lower profitability was primarily due to lower steel shipment volumes as the effects of lower average steel selling prices was offset in part by lower costs.

Distribution Solutions

(USDm) unless otherwise shown	3Q 12	2Q 12	3Q 11	9M 12	9M 11
Sales	$3,716	$4,292	$4,899	$12,439	$14,179
EBITDA	11	385	48	431	290
Operating income / (loss)	(32)	332	8	290	161

Steel shipments (Mt)	4,118	4,523	4,607	13,230	13,403
Average steel selling price (US$/t)	869	920	1,010	904	1,009

Shipments in the Distribution Solutions segment for 3Q 2012 were 4.1 million tonnes, a decrease of 9.0% as compared to 4.5 million tonnes for 2Q 2012 due to continued challenges in the European market and seasonal slowdown.

Sales in the Distribution Solutions segment for 3Q 2012 were $3.7 billion, a decrease of 13.4% as compared to $4.3 billion for 2Q 2012, due primarily to lower steel shipment volumes and average steel selling prices (-5.5%)

EBITDA for 3Q 2012 was $11 million, as compared to EBITDA of $385 million for 2Q 2012.  EBITDA for 2Q 2012 included a gain of $339 million from the Skyline divestment. Excluding this, EBITDA for 2Q 2012 was $46 million.

Mining

(USDm) unless otherwise shown	3Q 12	2Q 12	3Q 11	9M 12	9M 11
Sales17	$1,288	$1,576	$1,678	$4,135	$4,463
EBITDA	391	541	842	1,410	2,284
Operating income	251	409	725	1,009	1,936

Own iron ore production (a) (Mt)	14.3	14.4	14.1	41.9	39.0
Iron ore shipped externally and internally and reported at market price (b) (Mt)	7.1	8.2	6.7	22.1	19.6

Own coal production(a) (Mt)	2.0	2.1	2.1	6.2	6.1
Coal shipped externally and internally and reported at market price(b) (Mt)	1.2	1.4	1.2	3.8	3.6

(a)  Own iron ore and coal production not including strategic long-term contracts
(b)  Iron ore and coal shipments of market-priced based materials include the Company’s own mines, and share of production at other mines, and exclude supplies under strategic long-term contracts

Own iron ore production (not including supplies under strategic long-term contracts) declined 0.1 million metric tonnes to 14.3 million metric tonnes for 3Q 2012, as compared to 14.4 million metric tonnes for 2Q 2012.  Own iron ore production (not including supplies under strategic long-term contracts) increased 1.3% for 3Q 2012, as compared to 14.1 million metric tonnes for 3Q 2011.

Own coal production (not including supplies under strategic long-term contracts) for 3Q 2012 declined 0.1 million metric tonnes compared to 2.1 million metric tonnes at 2Q 2012 and 3Q 2011.

EBITDA attributable to the Mining segment for 3Q 2012 was $391 million, 27.7% lower as compared to $541 million for 2Q 2012. This decline was primarily due to substantially lower iron ore market price and lower marketable iron ore shipments primarily at ArcelorMittal Mines Canada due to scheduling some shipments into Q4 following rail expansion, works and at ArcelorMittal Liberia following severe monsoon conditions. EBITDA attributable to the Mining segment was $842 million for 3Q 2011.

Liquidity and Capital Resources

For 3Q 2012, net cash used in operating activities was $0.3 billion, compared to net cash provided by operating activities of $2.3 billion for 2Q 2012. Cash flow from operating activities for 3Q 2012 included a $0.3 billion investment in operating working capital compared to a working capital release of $1.4 billion in 2Q 2012. Rotation days18 increased during 3Q 2012 to 72 days from 61 days in 2Q 2012 primarily driven by inventory build up.

Net cash used in investing activities during 3Q 2012 was $1.1 billion, as compared to net cash used in investing activities of $0.8 billion for 2Q 2012. Capital expenditures increased to $1.2 billion for 3Q 2012 as compared to $1.1 billion for 2Q 2012.  The Company is focusing only on core growth capex in its mining business given attractive return profiles of projects under construction. Some planned steel investments remain suspended.

Other investing activities in 3Q 2012 of $154 million included $189 million received for the first installment of Enovos sale price (after adjustment for dividends) offset by an outflow of $47 million relating to payment of the remaining installment of an 11% stake in Ostrava acquired in 2009. Other investing activities in 2Q 2012 of $309 million included $684 million received from the sale of Skyline Steel5 partially offset by $356 million outflow from subsidiary financing.

Net cash provided by financing activities for 3Q 2012 was $0.2 billion, as compared to cash used by financing activities of $1.8 billion for 2Q 2012. During 3Q 2012, the Company issued $650 million of subordinated perpetual securities. The securities have no fixed maturity date, are subordinated and have a coupon of 8.75% per annum, subject to the right of the Company to defer such payments. During 2Q 2012, the Company repaid loans for a net amount of $1.4 billion related to commercial paper and bank loans.

During 3Q 2012 the Company paid dividends amounting to $297 million as compared to $294 million in 2Q 2012.

At September 30, 2012, the Company’s cash and cash equivalents (including restricted cash and short-term investments) amounted to $3.0 billion as compared to $4.5 billion at June 30, 2012. As of September 30, 2012, net debt increased by $1.2 billion to $23.2 billion, as compared with $22.0 billion at June 30, 2012, driven by negative operating cash flow (including investment in working capital) and foreign exchange losses partially offset by proceeds from asset disposal and perpetual securities issue. Excluding any proceeds from asset sales, net debt is expected to be approximately $22 billion by year end.

The Company had liquidity19 of $13.4 billion at September 30, 2012, a decrease of $1.4 billion as compared with liquidity of $14.8 billion at June 30, 2012, consisting of cash and cash equivalents (including restricted cash and short-term investments) of $3.4 billion and $10 billion of available credit lines. At September 2012, the average debt maturity was 6.2 years down from 6.4 years as of June 30, 2012.

Update on management gains program and asset optimization plan

At the end of 3Q 2012, the Company’s annualized sustainable management gains increased to $4.8 billion as compared to $4.4 billion at 2Q 2012. The Company has achieved its target to reach management gains of $4.8 billion from sustainable SG&A, fixed and variable cost reductions and continuous improvement ahead of schedule.

Progress has been made on the Asset Optimization Plan launched in September 2011 to generate an annualized $1 billion sustainable EBITDA improvement by the end of 2012:

•	In October 2011, the Company announced its intention to close two blast furnaces, sinter plant, steel shop and continuous casters in Liege, Belgium;

•
In the fourth quarter of 2011 (“4Q 2011”),  the Company announced the extended idling of its electric arc furnace in Madrid and further restructuring costs at certain other Spanish, Czech Republic and Distribution Solutions (“AMDS”) operations;

•
In the first quarter of 2012 (“1Q 2012”), the Company announced the extended idling of its electric arc furnace and continuous caster at the Schifflange site in Luxembourg and further optimization in Poland and Spain;

•	In October 2012, the Company announced its decision to close two blast furnaces, sinter plant, steel shop and continuous casters in Liege, Belgium; and
•	In October 2012, the Company announced its intention to launch a project to permanently close the liquid phase at the Florange site in France.

Annual dividend reduced to $0.20/share from 2013

Considering the challenging global economic conditions, and the Company’s priority to deleverage, ArcelorMittal’s Board of Directors proposes reducing the annual dividend payment to $0.20/share from 2013 (from $0.75/share in 2012). Subject to shareholder approval at the next annual general meeting in May 2013, this dividend will be paid in July 2013.

Once the deleveraging plan is complete and market conditions improve, the Board intends to progressively increase the dividend.

Recent developments

•
On October 1, 2012, ArcelorMittal Atlantique and Lorraine announced the intention to launch a project to permanently close the liquid phase of the Florange plant in France, and concentrate efforts and investment on the high-quality finishing operation in Florange, which employs more than 2,000 employees. The Company has accepted the French government’s request for the government to find a buyer for the liquid phase within 60 days of October 1, 2012. Although the coke plant would not be part of the proposed closure, ArcelorMittal has agreed to include it in the potential sale. Some 629 people would be affected by the project. The Company is proposing that in the future, slab for the Florange site will be supplied from Dunkerque, thereby maintaining the industrial chain in France. ArcelorMittal will then focus on enhancing Florange’s position as a centre of excellence for developing high-quality value-added products for its customers, particularly the automotive industry. Florange’s geographic location close to important customers in the industry, its expertise and capacity in producing high-tech steels, the Group’s patents and its proximity to the Maizieres-les-Metz research and development centre, all support this strategy.

•
On September 25, 2012, the Company announced the pricing of an offering of US$ 650 million subordinated perpetual securities. The securities have no fixed maturity date, are subordinated and have a coupon of 8.75% per annum, subject to the right of the Company to defer the coupon payments. The initial coupon resets periodically over the life of the securities, with the first reset in year five and subsequently every five years thereafter. There is a step up in the coupon of 25bps on the second reset date (year 10) and a subsequent step up of 75bps fifteen years later. The Company is entitled to call the securities in year five, in year ten, and on subsequent coupon payment dates. The Company also has the option to redeem the securities upon specific accounting, tax, rating agency or change of control events.

Outlook and guidance

The Q3 2012 fall in the iron ore price, and the weaker global economic backdrop, adversely impacted steel prices and steel volumes as well as the profitability of our mining operations, affecting our previous expectations for group profitability in 2H 2012. The Company now expects FY 2012 EBITDA of approximately $7 billion.

Iron ore shipments remain on track to increase by approximately 10% in FY 2012 compared to FY 2011.

Excluding any proceeds from future asset sales, net debt is expected to be approximately $22 billion by year end. Deleveraging is a priority as the Company continues to target an investment grade credit rating.

The 2012 capex is expected to be approximately $4.5 billion. ArcelorMittal Mines Canada expansion to 24mtpa’s is on track for ramp up during 1H 2013.

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In millions of U.S. dollars	September 30,	June 30,	December 31,
	2012	2012	2011
ASSETS
Cash and cash equivalents including restricted cash	$2,990	$4,470	$3,905
Trade accounts receivable and other	6,403	6,996	6,452
Inventories	19,980	19,462	21,689
Prepaid expenses and other current assets	3,651	3,894	3,559
Assets held for sale	870	398	-
Total Current Assets	33,894	35,220	35,605

Goodwill and intangible assets	13,854	13,749	14,053
Property, plant and equipment	53,734	53,170	54,251
Investments in affiliates and joint ventures	7,023	7,028	9,040
Deferred tax assets	6,307	6,303	6,081
Other assets	3,819	3,451	2,850
Total Assets	$118,631	$118,921	$121,880

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	$4,790	$4,794	$2,784
Trade accounts payable and other	11,732	12,450	12,836
Accrued expenses and other current liabilities	7,620	8,334	8,204
Liabilities held for sale	589	-	-
Total Current Liabilities	24,731	25,578	23,824

Long-term debt, net of current portion	21,827	21,689	23,634
Deferred tax liabilities	3,123	3,266	3,680
Other long-term liabilities	10,107	10,105	10,265
Total Liabilities	59,788	60,638	61,403

Equity attributable to the equity holders of the parent	55,112	54,560	56,690
Non–controlling interests	3,731	3,723	3,787
Total Equity	58,843	58,283	60,477
Total Liabilities and Shareholders’ Equity	$118,631	$118,921	$121,880

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of U.S. dollars	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2012	2012	2011	2012	2011
Sales	$19,723	$22,478	$24,214	$64,904	$71,524
Depreciation	(1,157)	(1,158)	(1,155)	(3,448)	(3,449)
Impairment	(130)	-	(85)	(199)	(103)
Restructuring charges	(98)	(190)	-	(395)	-
Operating income / (loss)	(49)	1,101	1,168	1,715	4,851
Operating margin %	(0.2%)	4.9%	4.8%	2.6%	6.8%

Income / (loss) from equity method investments and other income	(55)	121	6	52	443
Net interest expense	(479)	(456)	(477)	(1,396)	(1,393)
Foreign exchange and other net financing gains / (losses)	(103)	(32)	85	(497)	(1,029)
Income (loss) before taxes and non-controlling interests	(686)	734	782	(126)	2,872
Current tax	(101)	(171)	(209)	(408)	(834)
Deferred tax	58	390	55	774	785
Income tax benefit / (expense)	(43)	219	(154)	366	(49)
Income / (loss) from continuing operations including non-controlling interest	(729)	953	628	240	2,823
Non-controlling interests (relating to continuing operations)	20	6	31	21	(21)
Income / (loss) from continuing operations	(709)	959	659	261	2,802
Income from discontinued operations, net of tax	-	-	-	-	461
Net income / (loss) attributable to owners of the parent	$(709)	$959	$659	$261	$3,263

Basic earnings / (loss) per common share ($)	(0.46)	0.62	0.43	0.17	2.11
Diluted earnings / (loss) per common share ($)	(0.46)	0.56	0.19	0.15	1.81

Weighted average common shares outstanding (in millions)	1,549	1,549	1,549	1,549	1,549
Adjusted diluted weighted average common shares outstanding (in millions)	1,549	1,638	1,611	1,611	1,637

EBITDA3	$1,336	$2,449	$2,408	$5,757	$8,403
EBITDA margin %	6.8%	10.9%	9.9%	8.9%	11.7%

OTHER INFORMATION
Total iron ore production20 (million metric tonnes)	17.8	18.4	17.4	51.2	46.9
Crude steel production (million metric tonnes)	21.9	22.8	22.4	67.4	70.2
Total shipments of steel products21 (million metric tonnes)	19.9	21.7	21.1	63.8	65.2

Employees (in thousands)	251	255	265	251	265

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of U.S. dollars	Three months ended			Nine months ended
	September 30, 2012	June 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Operating activities:
Income / (loss) from continuing operations	$(709)	$959	$659	$261	$2,802
Adjustments to reconcile income / (loss) to net cash provided by operations:
Non-controlling interests	(20)	(6)	(31)	(21)	21
Depreciation and impairment	1,287	1,158	1,240	3,647	3,552
Restructuring charges	98	190	-	395	-
Deferred income tax	(58)	(390)	(55)	(774)	(785)
Change in operating working capital22	(318)	1,383	(1,013)	777	(5,668)
Other operating activities (net)	(628)	(1,043)	(30)	(1,877)	(833)
Net cash (used in) provided by operating activities - Continued operations	(348)	2,251	770	2,408	(911)
Net cash used in operating activities - Discontinued operations	-	-	-	-	(190)
Net cash (used in) provided by operating activities	(348)	2,251	770	2,408	(1,101)
Investing activities:
Purchase of property, plant and equipment and intangibles	(1,208)	(1,102)	(1,267)	(3,559)	(3,363)
Other investing activities (net)	154	309	(31)	748	324
Net cash used in investing activities - Continued operations	(1,054)	(793)	(1,298)	(2,811)	(3,039)
Net cash used in investing activities - Discontinued operations	-	-	-	-	(105)
Net cash used in investing activities	(1,054)	(793)	(1,298)	(2,811)	(3,144)
Financing activities:
Proceeds (payments) relating to payable to banks and long-term debt	(81)	(1,425)	407	221	1,353
Dividends paid	(297)	(294)	(309)	(885)	(905)
Proceeds from mandatory convertible bond	-	-	250	-	250
Proceeds from subordinated perpetual securities	642	-	-	642	-
Acquisition of non-controlling interest	-	(10)	(7)	(10)	(98)
Other financing activities (net)	(21)	(24)	(47)	(80)	20
Net cash (used in) provided by financing activities - Continued operations	243	(1,753)	294	(112)	620
Net cash used in financing activities - Discontinued operations	-	-	-	-	(8)
Net cash (used in) provided by financing activities	243	(1,753)	294	(112)	612
Net decrease in cash and cash equivalents	(1,159)	(295)	(234)	(515)	(3,633)
Cash and cash equivalents transferred to assets held for sale	(441)	-	-	(441)	-
Effect of exchange rate changes on cash	33	(169)	(178)	(46)	17
Change in cash and cash equivalents	$(1,567)	$(464)	$(412)	$(1,002)	$(3,616)

Appendix 1a: Key financial and operational information - Third quarter of 2012

USDm unless otherwise shown	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Distribution Solutions	Mining
FINANCIAL INFORMATION

Sales	$4,840	$6,108	$5,189	$2,457	$3,716	$1,288
Depreciation	(233)	(356)	(226)	(156)	(36)	(140)
Impairment	-	(130)	-	-	-	-
Restructuring charges	-	(90)	(1)	-	(7)	-
Operating income / (loss)	3	(385)	103	(86)	(32)	251
Operating margin (as a % of sales)	0.1%	(6.3%)	2.0%	(3.5%)	(0.9%)	19.5%

EBITDA3	236	191	330	70	11	391
EBITDA margin (as a % of sales)	4.9%	3.1%	6.4%	2.8%	0.3%	30.4%
Capital expenditure23	165	182	174	115	21	490

OPERATIONAL INFORMATION
Crude steel production (Thousand MT)	5,726	6,718	5,713	3,721	-	-
Steel shipments (Thousand MT)	5,351	5,837	5,508	3,178	4,118	-
Average steel selling price ($/MT)24	850	856	861	658	869	-

MINING INFORMATION (Million Mt)
Iron ore production20	-	-	-	-	-	17.8
Coal production20	-	-	-	-	-	2.2
Iron ore shipped externally and internally and reported at market price6	-	-	-	-	-	7.1
Iron ore shipped internally and reported at cost-plus6	-	-	-	-	-	6.9
Coal shipped externally and internally and reported at market price6	-	-	-	-	-	1.2
Coal shipped internally and reported at cost-plus6	-	-	-	-	-	0.8

 Appendix 1b: Key financial and operational information – Nine months of 2012

USDm unless otherwise shown	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Distribution Solutions	Mining
FINANCIAL INFORMATION

Sales	$15,469	$21,050	$16,650	$7,921	$12,439	$4,135
Depreciation	(687)	(1,073)	(677)	(464)	(115)	(401)
Impairment	-	(130)	(61)	(8)	-	-
Restructuring charges	-	(322)	(47)	-	(26)	-
Operating income / (loss)	655	(823)	546	(122)	290	1,009
Operating margin (as a % of sales)	4.2%	(3.9%)	3.3%	(1.5%)	2.3%	24.4%

EBITDA3	1,342	702	1,331	350	431	1,410
EBITDA margin (as a % of sales)	8.7%	3.3%	8.0%	4.4%	3.5%	34.1%
Capital expenditure23	542	668	545	327	69	1,326

OPERATIONAL INFORMATION
Crude steel production (Thousand MT)	17,989	21,043	17,383	11,027	-	-
Steel shipments (Thousand MT)	16,758	20,069	17,085	9,852	13,230	-
Average steel selling price ($/MT) 24	873	867	886	684	904	-

MINING INFORMATION (Million Mt)
Iron ore production20	-	-	-	-	-	51.2
Coal production20	-	-	-	-	-	6.7
Iron ore shipped externally and internally and reported at market price 6	-	-	-	-	-	22.1
Iron ore shipped internally and reported at cost-plus6	-	-	-	-	-	18.8
Coal shipped externally and internally and reported at market price6	-	-	-	-	-	3.8
Coal shipped internally and reported at cost-plus6	-	-	-	-	-	2.3

Appendix 2a: Steel Shipments by geographical location25

(Amounts in thousands tonnes)	3Q 12	2Q 12	3Q 11	9M 12	9M 11
Flat Carbon Americas:	5,351	5,735	5,708	16,758	16,791
North America	4,530	4,615	4,271	13,683	12,878
South America	821	1,120	1,437	3,075	3,913

Flat Carbon Europe:	5,837	6,771	6,385	20,069	20,935

Long Carbon Americas and Europe:	5,508	5,839	5,984	17,085	18,023
North America	1,031	1,208	1,190	3,385	3,450
South America	1,403	1,338	1,471	4,021	4,212
Europe	2,828	3,023	3,037	8,907	9,554
Other26	246	270	286	772	807

AACIS:	3,178	3,321	3,005	9,852	9,451
Africa	1,075	1,227	1,109	3,569	3,644
Asia, CIS & Other	2,103	2,094	1,896	6,283	5,807

Appendix 2b: Steel EBITDA by geographical location

Amounts in USDm	3Q 12	2Q 12	3Q 11	9M 12	9M 11
Flat Carbon Americas:	$236	$474	$420	$1,342	$1,872
North America	266	446	366	1,233	1,449
South America	(30)	28	54	109	423

Flat Carbon Europe:	191	381	367	702	1,474

Long Carbon Americas and Europe:	330	564	438	1,331	1,528
North America	12	49	51	114	120
South America	208	257	227	700	743
Europe	34	148	84	278	460
Other26	76	110	76	239	205

AACIS:	70	120	284	350	1,000
Africa	27	24	(7)	151	223
Asia, CIS & Other	43	96	291	199	777

Distribution Solutions:	11	385	48	431	290

Appendix 2c: Iron ore production (Million metric tonnes)

Million metric tonnes (a)	Type	Product	3Q 12	2Q 12	3Q 11	9M 12	9M 11
North America (b)	Open Pit	Concentrate, lump, fines and Pellets	7.7	7.8	7.8	22.7	21.7
South America	Open pit	Lump and fines	1.2	0.9	1.3	2.8	3.8
Europe	Open pit	Concentrate and lump	0.6	0.5	0.6	1.6	1.4
Africa	Open Pit / Underground	Fines	1.1	1.3	0.7	3.7	1.3
Asia, CIS & Other	Open Pit / Underground	Concentrate, lump, fines and sinter feed	3.7	3.8	3.7	11.1	10.7
Own iron ore production			14.3	14.4	14.1	41.9	39.0
North America (c)	Open Pit	Pellets	2.4	2.7	1.8	5.5	2.7
Africa (d)	Open Pit	Lump and Fines	1.2	1.4	1.4	3.9	5.1
Strategic contracts - iron ore			3.6	4.0	3.3	9.3	7.9
Group			17.8	18.4	17.4	51.2	46.9
a)	Total of all finished production of fines, concentrate, pellets and lumps.
b)	Includes own mines and share of production from Hibbing (USA-62.30%) and Pena (Mexico-50%).
c)	Consists of a long-term supply contract with Cleveland Cliffs for purchases made at a previously set price, adjusted for changes in certain steel prices and inflation factors.
d)
Includes purchases under a strategic agreement with Sishen/Thabazambi (South Africa). Prices for purchases under the July 2010 interim agreement with Kumba have been on a fixed-cost basis since March 1, 2010.

Appendix 2d: Iron ore shipments (Million metric tonnes)

Million metric tonnes	3Q 12	2Q 12	3Q 11	9M 12	9M 11
External sales – Third party	2.4	3.0	2.1	7.8	4.7

Internal sales – Market-priced	4.8	5.2	4.6	14.3	14.9

Internal sales – Cost-plus basis	6.9	7.0	6.9	18.8	16.8
Flat Carbon Americas	2.3	2.5	2.6	5.5	5.3
Long Carbon Americas and Europe	1.3	1.3	1.4	3.8	3.3
AACIS	3.3	3.1	2.9	9.5	8.1

Total sales	14.0	15.2	13.5	40.9	36.3

Strategic contracts	3.6	4.0	3.3	9.3	7.9
Flat Carbon Americas	2.4	2.7	1.8	5.5	2.7
AACIS	1.2	1.4	1.4	3.9	5.1

Total	17.6	19.2	16.8	50.3	44.2

Appendix 2e: Coal production (Million metric tonnes)

Million metric tonnes	3Q 12	2Q 12	3Q 11	9M 12	9M 11
North America	0.60	0.61	0.57	1.85	1.73
Asia, CIS & Other	1.44	1.46	1.53	4.38	4.37
Own coal production	2.05	2.07	2.10	6.23	6.10
North America(a)	0.08	0.07	0.05	0.23	0.18
Africa(b)	0.10	0.09	0.07	0.27	0.23
Strategic contracts - coal	0.19	0.16	0.12	0.50	0.41
Group	2.24	2.24	2.22	6.73	6.51
(a) Includes strategic agreement - prices on a fixed-price basis
(b) Includes long term lease - prices on a cost-plus basis

Appendix 2f: Coal shipment (Million metric tonnes)

Million metric tonnes	3Q 12	2Q 12	3Q 11	9M 12	9M 11
External sales - Third party	0.69	0.86	0.80	2.40	2.55
Internal sales - Market-priced	0.54	0.50	0.42	1.41	1.08
Internal sales (AACIS) - Cost-plus basis	0.82	0.73	0.83	2.34	2.50
Total sales	2.04	2.08	2.05	6.16	6.13
Strategic contracts	0.19	0.16	0.12	0.50	0.41
Total	2.23	2.25	2.17	6.66	6.54

 Appendix 3: Debt repayment schedule as of September 30, 2012

Debt repayment schedule ($ billion)	2012	2013	2014	2015	2016	>2016	Total
Term loan repayments
- Convertible bonds	-	-	2.1	-	-	-	2.1
- Bonds	-	3.1	1.3	2.2	1.8	12.4	20.8
Subtotal	-	3.1	3.4	2.2	1.8	12.4	22.9
LT revolving credit lines
- $6bn syndicated credit facility	-	-	-	-	-	-	-
- $4bn syndicated credit facility	-	-	-	-	-	-	-
Commercial paper27	0.4	-	-	-	-	-	0.4
Other loans	0.5	0.8	0.3	0.4	0.7	0.6	3.3
Total Gross Debt	0.9	3.9	3.7	2.6	2.5	13.0	26.6

Appendix 4: Credit lines available as of September 30, 2012

Credit lines available ($ billion)	Maturity	Commitment	Drawn	Available
- $6bn syndicated credit facility	18/03/2016	$6.0	$0.0	$6.0
- $4bn syndicated credit facility	06/05/2015	$4.0	$0.0	$4.0
Total committed lines		$10.0	$0.0	$10.0

Appendix 5: Other ratios

Ratios	3Q 12	2Q 12
Gearing28	39%	38%
Net debt to EBITDA ratio based on last twelve months EBITDA	3.1X	2.6X

Appendix 6: Earnings per share

In U.S. dollars	Three months ended			Nine months ended
	Sept 30,	June 30,	Sept 30,	Sept 30,	Sept 30,
	2012	2012	2011	2012	2011
Earnings / (loss) per share - Discontinued operations
Basic earnings / (loss) per common share	-	-	-	-	0.30
Diluted earnings / (loss) per common share	-	-	-	-	0.28
Earnings / (loss) per share - Continuing operations
Basic earnings / (loss) per common share	(0.46)	0.62	0.43	0.17	1.81
Diluted earnings / (loss) per common share	(0.46)	0.56	0.19	0.15	1.53
Earnings / (loss) per share
Basic earnings / (loss) per common share	(0.46)	0.62	0.43	0.17	2.11
Diluted earnings / (loss) per common share	(0.46)	0.56	0.19	0.15	1.81

Appendix 7: EBITDA Bridge from 2Q 2012 to 3Q 2012

USD millions	EBITDA 2Q 12	Volume & Mix - Steel (a)	Volume & Mix - Mining (a)	Price-cost - Steel (b)	Price-cost - Mining (b)	Non -Steel EBITDA (c)	Other (d)	EBITDA 3Q 12
Group	2,449	(465)	(46)	(50)	(105)	(21)	(426)	1,336

a) The volume variance indicates the sales value gain/loss through selling a higher/lower volume compared to the reference period, valued at reference period contribution (selling price–variable cost). The product/shipment mix variance indicates sales value gain/loss through selling different proportions of mix (product, choice, customer, market including domestic/export), compared to the reference period contribution.
b) The price-cost variance is a combination of the selling price and cost variance. The selling price variance indicates the sales value gain/loss through selling at a higher/lower price compared to the reference period after adjustment for mix, valued with the current period volumes sold. The cost variance indicates increase/decrease in cost (after adjustment for mix, one-time items, non-steel cost and others) compared to the reference period cost. Cost variance includes the gain/loss through consumptions of input materials at a higher price/lower price, movement in fixed cost, changes in valuation of inventory due to movement in capacity utilization etc.
c) Non-steel EBITDA variance primarily represents the gain/loss through the sale of by-products and services.
d) Other represents the gain/loss through movements in provisions including write downs, write backs of inventory, onerous contracts, reversal of provisions, dynamic delta hedge on raw materials, foreign exchange, etc as compared to the reference period. Other includes $339 million gain relating to sale of Skyline recorded in the second quarter of 2012, and $72 million related to one-time signing bonus and post retirement benefit costs following entry into the new US labor contract recorded in the third quarter of 2012.

Appendix 8: Capex23

Capex (USDm)	3Q 12	2Q 12	3Q 11	9M 12	9M 11
Flat Carbon Americas	165	166	173	542	436
Flat Carbon Europe	182	225	266	668	766
Long Carbon Americas and Europe	174	142	280	545	760
AACIS	115	71	184	327	487
Distribution Solutions	21	23	34	69	94
Mining	490	460	319	1,326	816

Note: Table excludes others and eliminations.

Appendix 9: End notes

1 The financial information in this press release has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). While the interim financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. Unless otherwise noted the numbers in the press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.

2 Lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

3  EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items.

4 During the 3Q 2012 the Company incurred $72 million related to a one-time signing bonus and post retirement benefit costs following the new US labor contract.

5 On June 20, 2012, ArcelorMittal completed the sale of its steel foundation distribution business in NAFTA, Skyline Steel and Astralloy (“Skyline Steel”), to Nucor Corporation for a total consideration of $684 million. The transaction comprises 100% of ArcelorMittal’s stake in Skyline Steel’s operations in the NAFTA countries and the Caribbean.

6 Market priced tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market.  Market priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price.  Shipments of raw materials that do not constitute market priced tonnes are transferred internally and reported on a cost-plus basis.

7 Net debt refers to long-term debt, plus short term debt, less cash and cash equivalents, restricted cash and short-term investments (including those held as part of asset/liabilities held for sale). As at September 30, 2012 cash included $441 million and debt included $17 million held at Paul Wurth, which has since been classified as asset/liabilities held for sale.

8 In October 2011, the Company announced its decision to close two blast furnaces, sinter plant, steel shop and continuous casters in Liege, Belgium.

9 Refers to the benchmark spot iron ore price.

10 ArcelorMittal’s Board of Directors recommends reducing the annual dividend payment to $0.20/share from 2013 (from $0.75/share in 2012). Subject to shareholder approval at the next annual general meeting in May 2013, this dividend will be paid in July 2013.

11 Mtpa refers to million tonnes per annum.

12  EBITDA/t includes total Group EBITDA divided by total steel shipments.

13 ArcelorMittal Dofasco has made a number of changes to its pension plan and health and dental benefits. Employees at Dofasco will be transitioned from an existing defined benefit pension plan to a new defined contribution pension plan. Changes to health and dental benefits will result in an increase in the portion of the cost of health benefits that is borne by participants in the plans. These changes resulted in a curtailment gain of $241 million in 1Q 2012.

14  On March 28, 2012, ArcelorMittal announced that it had successfully completed an offering to sell (through certain subsidiaries) 134,317,503 shares and warrants in respect of a further 134,317,503 shares in Ereğli Demir ve Çelik Fabrikaları T.A.Ş. (“Erdemir”) generating total proceeds of TRY 478,170,311 by way of a single accelerated bookbuilt offering to institutional investors. Taking into account acquisition cost net of dividends received, the disposal of the 6.25% stake in Erdemir was cash positive (from an accounting point of view the transaction resulted in a gain of $0.1 billion which includes the reclassification of reserves previously recorded in net equity).  As a result of certain events, the Exchange Ratio and Exchange Price of the outstanding Warrants were adjusted such that the Exercise Price of the Series A warrants became TRY 3.490 for 1.437 shares, the Exercise Price of the Series B warrants became TRY 3.656 for 1.437 shares and the Exercise Price for the Series C warrants became TRY 3.822 for 1.437 shares.  Series A warrants matured on July 2, 2012 without any warrants being exercised. Similarly Series B warrants matured on October 1, 2012 without any warrants being exercised.   ArcelorMittal’s holding today remains at approximately 18.7%.  If the remaining Series C warrants are exercised prior to the maturity date of December 14, 2012, ArcelorMittal’s holding will decline to approximately 16.7%.  ArcelorMittal agreed to a 365 day lock-up period on its remaining stake in Erdemir.

15  On April 4, 2012, ArcelorMittal Luxembourg entered into an agreement to divest its 23.48% interest in Enovos International SA to a fund managed by AXA Private Equity for a purchase price of EUR 330 million.  The purchase price was split with EUR 165 million payable at closing, and the remaining portion deferred for up to two years.  Interest will accrue on the deferred portion.  Closing of the transaction occurred on July 17, 2012, with $189 million received for the first installment of Enovos sale price (after adjustment for dividends). Taking into account acquisition cost net of dividends received, the disposal of the 23.48% stake in Enovos will be cash positive (from an accounting point of view the transaction resulted in a loss of $0.2 billion).

16 Foreign exchange and other net financing costs include foreign currency swaps, bank fees, interest on pensions, impairments of financial instruments and revaluation of derivative instruments.

17 There are three categories of sales: 1) “External sales”: mined product sold to third parties at market price; 2) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; 3) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).

18 Rotation days are defined as days of accounts receivable plus days of inventory minus days of accounts payable. Days of accounts payable and inventory are a function of cost of goods sold of the quarter on an annualized basis. Days of accounts receivable are a function of sales of the quarter on an annualized basis.

19 Includes back-up lines for the commercial paper program of approximately $1.3 billion (€1 billion).

20 Total of all finished production of fines, concentrate, pellets, lumps and coal (includes share of production and strategic long-term contracts).

21 ArcelorMittal Distribution Solutions shipments are eliminated in consolidation as they primarily represent shipments originating from other ArcelorMittal operating subsidiaries.

22 Changes in operating working capital are defined as trade accounts receivable plus inventories less trade accounts payable.

23 Capex includes the acquisition of intangible assets (such as concessions for mining and IT support) and includes payments to fixed asset suppliers.

24 Average steel selling prices are calculated as steel sales divided by steel shipments.

25 Shipments originating from a geographical location.

26 Includes Tubular products business.

27 Commercial paper is expected to continue to be rolled over in the normal course of business.

28 Gearing is defined as (A) long-term debt, plus short-term debt, less cash and cash equivalents, restricted cash and short-term investments ((including those held as part of asset/liabilities held for sale), divided by (B) total equity.